

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-mail
Christopher J. Kearns
Chief Executive Officer
Gleacher & Company, Inc.
677 Broadway, 2nd Floor
Albany, New York 12207

> **Re: Gleacher & Company, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2014**
> **File No. 0-14140**

Dear Mr. Kearns:

We have reviewed your amendment and your correspondence dated April 24, 2014, and we have the following additional comment.

Proposal 1: Approval of the Dissolution, page 25

Background of the Proposed Dissolution and Liquidation, page 27

1.  Please expand the discussion of the background of the transaction to describe each of the following:

    - The Board meetings in late 2013 and early 2014 to describe the status of the discussions with the potential counterparties; and
    - Management's analysis of the alternatives available to the company.

    To the extent that you received any firm offers the specific terms should be disclosed. Additionally, if any of the firm offers involved a merger which would have resulted in your shareholders owning shares of another reporting company, please identify the other company.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any questions.

Sincerely,


/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director


cc:     Patricia Arciero-Craig, Gleacher & Company, Inc.